File No. 82-188
December 13, 2007

Re: Kirin Holdings Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

- **Process of acquisition of National Foods Limited: additional disclosure**

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

Kirin Holdings Company, Limited

By ______________________

Name: Makoto Ando
Title: IR Manager,
Corporate Communications Dept.

December 10, 2007

Process of acquisition of National Foods Limited: additional disclosure

KIRIN HOLDINGS COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	(URL http://www.kirinholdings.co.jp/english/)
Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Ippei Maeda, General Manager, Corporate Communications Department

Telephone: 81-3-5540-3455 from overseas

Kirin Holdings Company, Limited ("Kirin"), having announced on November 8, 2007 that it had resolved to acquire all shares in Australia's leading dairy and beverage producer National Foods Limited, has released the following additional information.

1. Additional information on acquisition of shares

(1) Details of acquisition procedure

To acquire the outstanding shares of National Foods, Kirin will, through Kirin Holdings (Australia) Pty Ltd., a special purposes company established in Australia by Kirin, acquire all 500,000,001 shares of San Miguel Foods Australia Holdings Pty Ltd., the holding company of National Foods.

(2) Acquisition scheme

An outline is presented in the attached schematic diagram.

Note: San Miguel and Kirin respectively established a holding company and a special purposes company in Australia in order to maximize tax efficiency under Australian law.

2. Financial outline of San Miguel Foods Australia Holdings Pty Ltd. (non-consolidated)

Note: Figures and results are for 2006, translated into millions of yen from Australian dollars at Aus$1 = ¥86.63

(1)	Total assets	187,205
(2)	Net assets	35,249
(3)	Capital	43,315
(4)	Net sales	Nil
(5)	Ordinary income	(6,408)

Ends

Attachment

Schematic diagram: Acquisition of National Foods by Kirin Holding Company, Limited


Prior to acquisition
After acquisition
Japan
Australia
SMC
20%
KIRIN Holdings
100%
SMFAH
100%
NFL
SMC
20%
KIRIN Holdings
100%
100%
SMFAH
100%
NFL

SMC: San Miguel
SMFAH: San Miguel Foods Australia Holdings Pty Ltd.
NFL: National Foods Limited
KH (AH): Kirin Holdings (Australia) Pty Ltd.

END